Mail Stop 3561

February 10, 2009

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

       Re: **Great Plains Energy Incorporated**
             Correspondence Submitted on January 14, 2009 Regarding
             Form 10-K for Year Ended December 31, 2007
             Filed February 28, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 26, 2008
             Form 10-Q for the Period Ended September 30, 2008
             Filed November 7, 2008
             File No. 1-32206

             Kansas City Power & Light Company
             Correspondence Submitted on January 14, 2009 Regarding
             Form 10-K for Year Ended December 31, 2007
             Filed February 28, 2008
             Form 10-Q for the Period Ended September 30, 2008
             Filed November 7, 2008
             File No. 0-51873

Dear Mr. Chesser:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 14

1. We note your response to comment 4 in our letter dated December 30, 2008. In that response, you state that you will comply with our comment in future filings and that you have not provided us with your proposed disclosure because you had no related party transactions in 2007. Even so, please describe your Governance Committee's policies and procedures regarding related party transactions. In this regard, please discuss the manner in which your Governance Committee reviews and approves the probable conflicts of interest and related party transactions referred to it by your legal counsel. Also, please discuss the manner in which your Governance Committee and board determine director independence and related party disclosure obligations based upon the questionnaires given to your directors and executive officers.

Cash Portion of Strategic Energy's Long-Term Incentives, page 24

2. We note your response to comment 7 in our letter dated December 30, 2008. In that response, you indicate that the confidential metrics in Strategic Energy, LLC's 2006 to 2008 and 2007 to 2009 long-term incentive plans are no longer relevant because the awards under the plans vested when Strategic Energy was sold on June 2, 2008. Even so, please discuss how difficult it would have been for the executive or how likely it would have been for you to achieve the levels or other factors in the 2006 to 2008 and 2007 to 2009 plans.

Employment Arrangements, page 29

3. We note your response to comment 9 in our letter dated December 30, 2008. Please confirm for us that, in future filings, you will file the offering letters that contain the binding and enforceable obligations relating to the employment of Michael J. Chesser and John R. Marshall or tell us why it is not appropriate for you to do so.

* * * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark G. English, Esq.
        Great Plains Energy Incorporated
        Via Facsimile